

April 21, 2011

<u>Via E-mail</u>
Tim Grumbacher
Executive Chairman of the Board
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

      Re: The Bon-Ton Stores, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 18, 2011
              File No. 000-19517

Dear Mr. Grumbacher:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal Three</u>

1.   Please revise the resolution that you have included to remove the implication that shareholders have the option of only "every year" in their vote for proposal three. We note the disclosure elsewhere in proposal three and in the form of proxy card that shareholders may vote for one year, two years, three years or abstain from voting.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: J. Gregory Yawman